File No. 812-[•]

As filed with the Securities and Exchange Commission on March 16, 2016

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“1940 ACT”), FROM (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

GUARDIAN VARIABLE PRODUCTS TRUST

and

PARK AVENUE INSTITUTIONAL ADVISERS LLC

Please direct all communications regarding this Application to:

Richard T. Potter

The Guardian Life Insurance Company of America

Law Department, H-23-G

7 Hanover Square, New York, NY 10004

212-598-8359

This Application (including Exhibits) contains 22 pages.

Exhibit Index appears on page 18.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF

GUARDIAN VARIABLE PRODUCTS TRUST and PARK AVENUE INSTITUTIONAL ADVISERS LLC	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“1940 ACT”), FROM (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

File No. 812-[•]

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I.	INTRODUCTION

Guardian Variable Products Trust (the “Trust”), on behalf of the Trust and its existing and future series (each, a “Series” and, collectively, the “Series”), and Park Avenue Institutional Advisers LLC (the “Adviser”1 and together with the Trust and the Series, the “Applicants”), hereby submit this application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”)2, including a majority of those trustees who are not “interested persons” of the Series or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select both wholly-owned sub-advisers (as defined below) and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and, collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-Advisory Agreement” and, collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a “Sub-Adviser” for a Series is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser for that Series, (2) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a “Wholly-Owned Sub-Adviser” and, collectively, the “Wholly-Owned Sub-Advisers”), or (3) an investment sub-adviser for that Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series (each, a “Non-Affiliated Sub-Adviser” and, collectively, the “Non-Affiliated Sub-Advisers”).3

Applicants also request that the order of the Commission under Section 6(c) of the 1940 Act exempt the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A;

[1]	The term “Adviser” includes (i) Park Avenue Institutional Advisers LLC, (ii) its successors, and (iii) any entity controlling, controlled by or under common control with, Park Avenue Institutional Advisers LLC or its successors that serves as investment adviser to a Subadvised Series (as that term is defined herein). For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[2]	The term “Board” also includes the board of directors/trustees of a future Subadvised Series (as that term is defined herein), if different.

[3]	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

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(ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.4

Applicants request that the relief sought herein apply to the Applicants, as well as to any future Series and any other future registered open-end management investment company or series thereof that intends to rely on the requested order and that (i) is advised by the Adviser, or any entity controlling, controlled by, or under common control with the Adviser or its successors (included in the term “Adviser”), (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”). The Trust is the only registered open-end investment company that currently intends to rely on the requested order. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.5

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser to the Subadvised Series, would evaluate, allocate assets to and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers. Shareholder approval would continue to be required for any other sub-adviser changes (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, in each case (all such changes requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”) except as otherwise permitted by applicable law or by rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	THE TRUST

The Trust was organized as a Delaware statutory trust on January 12, 2016. The Trust intends to register as an open-end management investment company under the 1940 Act. The Trust is organized as a series trust that will be advised by the Adviser. The Trust and the Series are not required to hold annual shareholder meetings. Prior to the date when shares of any Series are first offered to the public, a majority of the Board will be Independent Board Members.

[4]	To the extent this Application or the requested relief references particular item numbers of forms or sections of law or rules, such references are intended to include any successor provisions thereof that may be codified, adopted, or implemented in the future from time to time.

[5]	The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Subadvised Series or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series (“Affiliated Sub-Adviser”).

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The Trust intends to offer shares of several Series, each with its own distinct investment objective(s), policies, and restrictions. Shares of each Series will be offered pursuant to a registration statement filed on Form N-1A. Shares of the Series currently are intended to be offered and sold through insurance company separate accounts, which will be used to fund variable annuity contracts and variable life insurance contracts.6 However, a Series may, in the future, issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load and that is not offered and sold through insurance company separate accounts. The Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. In addition, a Series or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

III.	THE ADVISER

The Adviser will serve as the investment adviser to each Subadvised Series pursuant to an investment advisory agreement with the Trust, on behalf of the Subadvised Series (the “Investment Advisory Agreement”). The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser is a Delaware limited liability company established on February 5, 2015. The Investment Advisory Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of the Investment Advisory Agreement will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Advisory Agreement. Pursuant to the terms of the Investment Advisory Agreement, the Adviser, subject to the supervision of the Board, will provide investment management of the assets of each Subadvised Series. As the investment adviser to each Series, the Adviser will have responsibility (other than in the case of a Subadvised Series) for determining the securities and other instruments to be purchased, sold or entered into by each Series and placing orders with brokers or dealers selected by the Adviser. The Adviser also will have responsibility for determining what portion of the portfolio of each Series (other than a Subadvised Series) will be invested in securities and other assets and what portion, if any, is held uninvested in cash or cash equivalents. The Adviser will periodically review each Series’ investment policies and strategies, and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

The Investment Advisory Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with the Investment Advisory Agreement, the Adviser will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser will evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Series. The Adviser will oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Subadvised Series’ investment policies and restrictions. If the name of any Subadvised Series contains the name of

[6]	Depending upon applicable law or the terms of the insurance contract, the right to vote shares is held by variable contract owners and insurance companies. Therefore, the term “shareholder” as used in this Application shall include variable contract owners and insurance companies entitled to give voting instructions with respect to a Series. Pursuant to current Commission requirements and Commission staff interpretations, insurance companies vote Series shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees. In addition, Series shares held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received, are voted in proportion to the shares for which voting instructions have been received by that company. The term “payee” as used in this Application shall include an individual entitled to the receipt of payment under a variable annuity contract.

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a Sub-Adviser, the name of the Adviser (or the name of an entity controlling the Adviser) to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify the Adviser (or to identify the entity controlling the Adviser), will precede the name of the Sub-Adviser.

For its services to each Series under the Investment Advisory Agreement, the Adviser will receive an investment advisory fee from that Series. The Adviser will compensate each Sub-Adviser of a Subadvised Series out of the fees paid to the Adviser under the Investment Advisory Agreement, or the Subadvised Series will be responsible for paying subadvisory fees to the Sub-Adviser.

IV.	THE SUB-ADVISERS

Pursuant to the authority under the Investment Advisory Agreement, the Adviser will be permitted to enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series.7

The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for one or more of the Subadvised Series. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Subadvised Series allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Adviser to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Subadvised Series’ investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Series.

The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the applicable Sub-Adviser and will precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Series, and will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the applicable Subadvised Series on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment” (as such term is defined in Section 2(a)(4) of the 1940 Act). To the extent required by law, the Applicants will seek shareholder approval for any Sub-Advisory Agreements until such time as the Commission grants the requested exemptive relief to the Applicants.

[7]	It is anticipated that the Adviser will engage Sub-Advisers to manage the assets of the Subadvised Series, each pursuant to a separate Sub-Advisory Agreement.

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The terms of the Sub-Advisory Agreements will also be reviewed and considered for renewal by the Board, including a majority of the Independent Board Members, in accordance with Section 15(c) of the 1940 Act. The Board will dedicate substantial time to review contract matters, including matters relating to Investment Advisory Agreement and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Adviser, the Sub-Advisers, independent third parties and independent counsel. Prior to the date when shares of any Series are first offered to the public, at least a majority of the Board will be Independent Board Members. The Applicants will perform this review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act regardless of whether the relief requested herein is granted by the Commission.

The Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Advisory Agreement and any applicable Sub-Advisory Agreements will be available in the Subadvised Series’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A (or any successor provision). The information provided to the Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser will agree to pay the Sub-Advisers a fee out of the fee to be paid to the Adviser under the Investment Advisory Agreement. Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Series. It is anticipated that neither the Trust nor any Subadvised Series will be responsible for paying sub-advisory fees to any Sub-Adviser. Notwithstanding the foregoing, future arrangements with one or more Sub-Advisers may be implemented whereby a Subadvised Series compensates a Sub-Adviser directly, subject to the limitations of condition 14 below.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI.	LEGAL ANALYSIS AND DISCUSSION

A.	Shareholder Vote

1.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, regularly furnishes advice with respect to the desirability of investing in, purchasing or selling securities or other property or is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers will be deemed to be within the definition of an

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“investment adviser” and, therefore, the Sub-Advisory Agreements will be subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.8 In addition, any Sub-Advisory Agreement must terminate automatically and immediately upon its “assignment,” which could occur upon a change in control of the Sub-Adviser.9

Each Wholly-Owned Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” of the Investment Advisory Agreement within the meaning of the 1940 Act. Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to approve or materially amend Sub-Advisory Agreements with Wholly-Owned Sub-Advisers without obtaining shareholder approval as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

2.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because: (1) the Adviser either will operate the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

i.	Operations of the Trust

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.10 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.11 The relief sought in this Application is consistent with this public policy.

[8]	See Section 15(a)(3) of the 1940 Act.

[9]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

[10]	See Section 1(b)(6) of the 1940 Act.

[11]	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

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In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisers, will be vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for a Subadvised Series.12

From the perspective of the shareholder, the role of the Sub-Advisers will be substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers will be charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders will expect the Adviser, subject to review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Subadvised Series’ investment objective. Shareholders will also rely on the Adviser for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory Agreement and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Subadvised Series in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Subadvised Series for which the Sub-Adviser will provide portfolio management services. The Sub-Adviser’s fee will directly bear on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Series. Accordingly, the Adviser and the Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

ii.	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that any conflict of interest, opportunity for self-dealing, or economic incentive to select a Wholly-Owned Sub-Adviser is minimized under the terms and conditions of this Application. As noted above, no Subadvised Series will be responsible for compensating a Wholly-Owned Sub-Adviser. The Adviser will receive a management fee pursuant to the Investment Advisory Agreement, which has been approved by the Board, including a majority of the Independent Board Members, and the shareholders of the relevant Subadvised Series. The Adviser will be responsible, pursuant to the relevant Investment Sub-Advisory Agreement, for paying the Sub-Adviser from the management fee it will be paid by the Subadvised Series. Notwithstanding the foregoing, future arrangements with one or more Sub-Advisers may be implemented whereby a Subadvised Series compensates a Sub-Adviser directly, subject to the limitations of condition 14 below.

Even if the Adviser had an economic incentive, it would not be able to act to the detriment of the shareholders of a Subadvised Series because of the conditions set forth in this Application. Applicants assert that conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the resources and

[12]	Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion or portions of the assets of a Subadvised Series from time to time.

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information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be composed of Independent Board Members prior to the date when shares of any Series are first offered to the public, and it is intended that the Independent Board Members will have independent counsel. For any Subadvised Series that uses an Affiliated Sub-Adviser, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Subadvised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Board Members, except that a Subadvisory Agreement may continue in effect for the initial two years of its term without such annual review.

iii.	Benefits to Shareholders

Unless the relief requested is granted, when new Sub-Advisers are retained by the Adviser on behalf of a Subadvised Series, the shareholders of the Subadvised Series will be required to approve any Sub-Advisory Agreement. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series will be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisers will be hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series will be paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit a Subadvised Series and its shareholders. Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Adviser that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control—events which are beyond the control of the Adviser, the Trust and a Subadvised Series—a Subadvised Series may be forced to operate without a Sub-Adviser or with less than the optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operations of a Subadvised Series. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser.

The Investment Advisory Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Advisory Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser (or, to the extent applicable, the fees paid directly by a Subadvised Series to a Sub-Adviser).

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iv.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or any Sub-Advisory Agreement is materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended.

If new Sub-Advisers are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;13 and (b) the Subadvised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Under the requested relief, a Subadvised Series would not furnish a Multi-Manager Information Statement to shareholders when an existing Sub-Advisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series (or the sole shareholder of the Subadvised Series prior to its first offer) will approve its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. If any Subadvised Series obtains shareholder approval, either at a meeting of shareholders or by the consent of the sole shareholder prior to the Subadvised Series offering its shares, prior to the issuance of the requested order, the prospectus for the Subadvised Series will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Series has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisers and materially amend existing Sub-Advisory Agreements without soliciting further shareholder vote. In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

[13]	A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-Manager Information Statements will be filed with the Commission via the EDGAR system.

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B.	Fee Disclosure

1.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Series’ financial statements to disclose information concerning fees paid to Sub-Advisers. An exemption from Regulation S-X is requested to permit the Subadvised Series to include only the Aggregate Fee Disclosure (as defined below). All other items required by Sections 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

2.	Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers, (b) the aggregate fees paid to Non-Affiliated Sub-Advisers, and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets. Applicants believe that the relief sought should be granted by the Commission because: (i) the Adviser either will operate a Subadvised Series, or may operate a Subadvised Series, in a manner that is different from conventional investment companies; (ii) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

As noted above, the Adviser may operate Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders will be hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, will be responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser

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will receive an advisory fee from each Subadvised Series. Pursuant to the relevant Sub-Advisory Agreement, the Adviser may compensate a Sub-Adviser or may have the Series compensate a Sub-Adviser directly and reduce the amount of advisory fees it owes the Adviser by the amount of sub-advisory fees it has paid to the Sub-Adviser. Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers (or the fees that the Sub-Adviser is paid by other registered investment companies (or series thereof) or business development companies with similar investment objectives) does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.14

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

C.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Investment Managers Series Trust, et al., Investment Company Act Rel. Nos. 31954 (January 11, 2016) (Notice) and 31989 (February 8, 2016 (Order); ETF Series Solutions and AlphaClone, Inc., Investment Company Act Rel. Nos. 31906 (November 19, 2015) (Notice) and 31938 (December 15, 2015) (Order); U.S. Global Investors, Inc., et al., Investment Company Act Rel. Nos. 31905 (November 18, 2015) (Notice) and

[14]	The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

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31937 (December 15, 2015) (Order); Forum Funds and Exceed Advisory LLC, Investment Company Act Rel. Nos. 31893 (November 5, 2015) (Notice) and 31919 (December 1, 2015) (Order); The RBB Fund, Inc. and Abbey Capital Limited, Investment Company Act Rel. Nos. 31766 (August 21, 2015) (Notice) and 31827 (September 16, 2015) (Order); Pulteney Street Capital Management, LLC and PSP Family of Funds, Investment Company Act Rel. Nos. 31754 (August 13, 2015) (Notice) and 31809 (September 9, 2015) (Order); BPV Capital Management, LLC and BPV Family of Funds, Investment Company Act Rel. Nos. 31721 (July 21, 2015) (Notice) and 31765 (August 18, 2015) (Order); BMO Funds, Inc. and BMO Asset Management Corp., Investment Company Act Rel. Nos. 31603 (May 15, 2015) (Notice) and 31666 (June 10, 2015) (Order); The MainStay Funds, et al, Investment Company Act Rel. Nos. 31597 (May 11, 2015) (Notice) and 31663 (June 8, 2015) (Order); Starboard Investment Trust and Foliometrix, LLC, Investment Company Act Rel. Nos. 31587 (April 30, 2015) (Notice) and 31647 (May 27, 2015) (Order); ETFS Trust and ETF Securities Advisors LLC, Investment Company Act Rel. Nos. 31511 (March 25, 2015) (Notice) and 31557 (April 20, 2015) (Order); Exchange Traded Concepts, LLC et al., Investment Company Act Rel. Nos. 31453 (February 10, 2015) (Notice) and 31502 (March 10, 2015) (Order); AB Cap Fund, Inc., et al., Investment Company Act Rel. Nos. 31449 (February 6, 2015) (Notice) and 31496 (March 3, 2015) (Order); The Saratoga Advantage Trust and James Alpha Management, LLC, Investment Company Act Rel. Nos. 31447 (February 5, 2015) (Notice) and 31495 (March 3, 2015) (Order); Trust for Professional Managers and William Blair & Company L.L.C., Investment Company Act Rel. Nos. 31435 (January 28, 2015) (Notice) and 31464 (February 23, 2015) (Order); Context Capital Advisers, LLC and Context Capital Funds. Investment Company Act Rel. Nos. 31408 (January 6, 2015) (Notice) and 31445 (February 3, 2015) (Order); Forum Funds II and Acuitas Investments, LLC, Investment Company Act Rel. Nos. 31385 (December 18, 2014)(Notice) and 31413 (January 13, 2015)(Order); SSgA Funds Management, Inc., et al., Investment Company Act Rel. Nos. 31384 (December 18, 2014) (Notice) and 31412 (January 13, 2015) (Order).

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:15

1.	Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities (or if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account), as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders (or variable contract owners through a registered separate account) purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public (or the variable contract owners through a separate account).

2.	The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.	The Adviser will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the Board, the Adviser will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Subadvised Series’ assets, and

[15]	Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

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(c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Series’ investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.	A Subadvised Series will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Series (or if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account).

5.	A Subadvised Series will inform shareholders (or, if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, the unitholders of the sub-account) of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

6.	At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.	Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.	Whenever a Sub-Adviser change is proposed for an Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser to a Subadvised Series, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or the Wholly-Owned Sub-Adviser derives an inappropriate advantage.

11.	No Board member or officer of a Subadvised Series, or partner, director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

12.	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

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13.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

14.	Any new Sub-Advisory Agreement or any amendment to a Subadvised Series’ existing Investment Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Series will be submitted to the Subadvised Series’ shareholders for approval (or if the Subadvised Series serves as a funding medium for any sub-account of a registered separate account, pursuant to voting instructions provided by the unitholders of the sub-account).

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust’s organizational documents, responsibility for the management of the affairs and business of the Trust is currently vested in its Sole Trustee, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Sole Trustee of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of the Adviser is fully authorized under the Adviser’s organizational documents and the certification attached as Exhibit A-2 to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants request that all written communications regarding this Application be directed to:

Richard T. Potter

The Guardian Life Insurance Company of America

Law Department, H-23-G

7 Hanover Square, New York, NY 10004

212-598-8359

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

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The Applicants have caused this Application to be duly signed on their behalf on the 16th day of March, 2016.

GUARDIAN VARIABLE PRODUCTS TRUST

By:	/s/ Michael B. Cefole
Name:	Michael B. Cefole
Title:	President

PARK AVENUE INSTITUTIONAL ADVISERS LLC

By:	/s/ Michael B. Cefole
Name:	Michael B. Cefole
Title:	President

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EXHIBITS TO APPLICATION

EXHIBIT INDEX	Description
A-1	Resolutions of Guardian Variable Products Trust Authorizing Filing the Application

A-2	Resolutions of Park Avenue Institutional Advisers LLC Authorizing Filing the Application

B-1	Verification of Guardian Variable Products Trust

B-2	Verification of Park Avenue Institutional Advisers LLC

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EXHIBIT A-1

SECRETARY’S CERTIFICATE

I, Harris Oliner, do hereby certify that I am the Senior Vice President, Corporate Secretary, of Guardian Variable Products Trust (the “Trust”). I further certify that the following resolutions were duly adopted by the sole Trustee of the Trust by written consent on March 10, 2016, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Trust, on behalf of all current and future series of the Trust (each, a “Series” and, collectively, the “Series”), with such assistance from the Trust’s legal counsel or others as may be required, be, and they hereby are and each hereby is, authorized and directed to prepare and file, on behalf of the Trust, an application as may be amended from time to time (the “Application”) with the Securities and Exchange Commission for an order under Section 6(c) of the 1940 Act to exempt each Series, and their investment manager, Park Avenue Institutional Advisers LLC, from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit Park Avenue Institutional Advisers LLC, subject to the supervision of the Board of Trustees, to appoint new affiliated and unaffiliated subadvisers to a Series for which Park Avenue Institutional Advisers LLC serves as investment manager and to make material changes to the subadvisory agreements with such subadvisers to the Series without obtaining shareholder approval of the applicable Series; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X; and the filing by the Trust of such Application be, and it hereby is, approved, substantially in the form attached with such changes as an officer of the Trust, in consultation with counsel to the Trust, may deem necessary or appropriate; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of March 16, 2016.

/s/ Harris Oliner
Name:	Harris Oliner
Title:	Senior Vice President, Corporate Secretary

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EXHIBIT A-2

SECRETARY’S CERTIFICATE

I, Sonya L. Crosswell, do hereby certify that I am the Director, Corporate Secretary, of Park Avenue Institutional Advisers LLC (the “Company”). I further certify that the following resolutions were duly adopted by the Board of Managers of the Company by written consent on March 10, 2016, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of the Company, with such assistance from the Company’s legal counsel or others as may be required, be, and they hereby are and each hereby is, authorized and directed to prepare and file, on behalf of the Company, an application as may be amended from time to time (the “Application”) with the Securities and Exchange Commission for an order under Section 6(c) of the 1940 Act to exempt the Company from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Company, subject to the supervision of the Board of Trustees of Guardian Variable Products Trust (the “Trust”), to appoint new affiliated and unaffiliated sub-advisers to one or more series of the Trust (each, a “Series”) for which Park Avenue Institutional Advisers LLC serves as investment manager and to make material changes to the sub-advisory agreements with such sub-advisers to the Series without obtaining shareholder approval of the applicable Series; and (ii) the disclosures required pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X; and the filing by the Company of such Application be, and it hereby is, approved, substantially in the form attached hereto as Exhibit A, with such changes as an officer of the Company, in consultation with counsel to the Company, may deem necessary or appropriate; and

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Company, as shall in their judgment be necessary, proper or advisable in order to arrange for the filing of the Application and any amendments thereto, and all related exhibits, on behalf of the Company, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of March 16, 2016.

/s/ Sonya L. Crosswell
Name:	Sonya L. Crosswell
Title:	Director, Corporate Secretary

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EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March 16, 2016, for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to sub-advisory fee disclosure for and on behalf of Guardian Variable Products Trust (the “Trust”); that he is the President of the Trust; and that all actions necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with such Application and the contents thereof, and the facts therein set forth are true, to the best of his knowledge, information and belief.

Dated: March 16, 2016

By:	/s/ Michael B. Cefole
Michael B. Cefole
President

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EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March 16, 2016, for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain provisions relating to sub-advisory fee disclosure for and on behalf of Park Avenue Institutional Advisers LLC (the “Company”); that he is the President of the Company; and that all actions necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: March 16, 2016

By:	/s/ Michael B. Cefole
Michael B. Cefole
President

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